UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2011

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
(Exact name of registrant as specified in its charter)

1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

The unaudited condensed interim consolidated financial statements of China Gerui Advanced Materials Group Limited and its subsidiaries (the “Company”) as of and for the six months ended June 30, 2011 (the “Financial Statements”) are furnished to the Securities and Exchange Commission as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-167841 and 333-170230.

Exhibits

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA GERUI ADVANCED MATERIALS
GROUP LIMITED

By:	/s/ Edward Meng
Edward Meng
Chief Financial Officer

Date: September 30, 2011

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2011.